

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Glenn P. Muir
Chief Financial Officer
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

      Re: **Hologic, Inc.**
                Form 10-K for the fiscal year ended September 25, 2010
                Filed November 24, 2010
                File No. 000-18281

Dear Mr. Muir:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Amanda Ravitz
                      Assistant Director